Brisa

FILE NO. 82-34855

06013666

RECEIVED
MAY 2 2 2006
SEC MAIL PROCESSING
WASH. D.C. 185 SECTION

12.05.2006 016355

To:

U.S. Securities and Exchange Commission

Office of International Corporate Finance

Mail Stop 3-2

450 5th Street NW

Washington, DC 20549

SUPPL

Ref: Rule 12g3-2(b) exemption: submission of information

May 12th, 2006

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

Luís D'Eça Pinheiro

Corporate & Investor Relations

5/24

Brisa

RELEASE

BRISA Auto-Estradas de Portugal, S.A., public company with head-office in Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, council of Cascais, holder of corporate tax number 500 048 177, registered at the Commercial Registry Office of Cascais under no. 10 583, with a share capital of 600 000 000

Under the terms and for the purposes of provision in Article 11 paragraph 1, sub-paragraphs a) and b) of CMVM's Regulation no. 4/2004, BRISA – Auto-Estradas de Portugal, S.A., with head-office in São Domingos de Rana, Quinta da Torre da Aguilha - Edifício BRISA and a share capital of 600 000 000, registered at the Commercial Registry Office of Cascais under no. 10 583, holder of corporate tax number 500 048 177 (hereinafter "Brisa") hereby informs that on the 11th of May 2006 it purchased 1 922 713 non privatised own shares at the price of € 8.5489 per share, corresponding to approximately 0.3204% of the Company's share capital.

As result of this operation, BRISA presently holds 13 666 612 own shares, corresponding to 2.28% of its share capital.

We further inform that since the date of the last communication, the following transactions were carried out:

LIST OF TRANSACTIONS OF OWN SHARES						
DATE	ISIN	NO. SHARES	MARKET	NATURE	UNIT PRICE (€)	TOTAL NO. OF SHARES HELD FOLLOWING PURCHASE
21/04/2006	PTBRI0AM0000	30,736	Stock Exchange	Sale	8.2800	11,743,899
11/05/2006	PTBRI1AM0009	1,922,713	Over-the-Counter	Purchase	8.5489	13,666,612

São Domingos de Rana, 12 May 2006

The Company's Secretary

Release

Brisa

Extract of Minute of 2005 Annual Report

10 May 2006
www.brisa.pt
83/INST/DIS/06

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 44 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

The undersigned, Tiago Severim de Melo Alves dos Santos, as secretary of BRISA-AUTO-ESTRADAS DE PORTUGAL, SA, with head-office in Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, municipality of Cascais, holder of corporate tax number 500048177, registered at the Commercial Registry Office of Cascais under number 10583, with a share capital of Euro 600 000 000, under the terms of paragraph 1-f) of Article 446-B of the Companies Code, as amended by Decree-Law no. 257/96 of 31 December, hereby certifies that at the Annual General Meeting of Brisa held on the 10th of March 2006, shareholders approved the Board of Directors' report, balance sheet and financial statements for 2005 and the consolidated report and accounts for 2005 as well as the proposal for the appropriation of profit included therein, which reads as follows:

"Following depreciation and provisions deemed adequate, the net profit account for 2005 shows a positive balance of Euro 327 333 762.27.

Pursuant to the law and the Company's articles of association, specifically provisions in Article 27, the Board of Directors proposes to appropriate the net profit referred hereinabove as follows:

legal reserve, in the amount equivalent to 5% of net profit;

dividends to shareholders of Euro 0,27 per share;

the remaining, to free reserves."

The foregoing is a true version of the terms of the deliberations taken at the said Annual General Meeting of Brisa as described in respective minutes. In witness whereof the undersigned has executed this certificate on the date written hereinbelow.

São Domingos de Rana, 10 May 2006

Release

Brisa

Brisa appeals from Competition Authority's decision

8 May 2006

www.brisa.pt

81/INST/dcs/06

Under the terms of the competition law, Brisa will submit today to the Ministry of Economy its appeal from the negative decision of the Competition Authority on the purchase of over 40% of the share capital of Auto-Estradas do Atlântico.

Brisa considers the decision to be wrong and against the interests of both consumers and the sector, which would directly benefit from the operation. The decision, which falls on 0.1% of Brisa's overall traffic, may have highly negative consequences for both the company and the road sector.

The operation forbidden by the Competition Authority on the past 7th of April would give rise to the joint management of the Auto-estradas do Atlântico concession (which includes the A8 and A15 motorways) by Brisa – Auto-estradas de Portugal and Auto-Estradas do Oeste – Concessões Rodoviárias de Portugal, both holding 50% of the share capital pursuant to an agreement entered in March 2005.

The Competition Authority's decision is wrong because it presupposes competition between the A1 – Auto-estrada do Norte motorway (under Brisa's concession) and the A8 – Auto-estrada do Oeste motorway (under Auto-Estradas do Atlântico's concession).

However, these motorways do not compete with one another instead they complement each other and it is only in the Lisboa-Leiria section that the question of the two motorways working as alternative to each other arises. The market concerned is irrelevant since travels with origin/destination Lisboa-Leiria only account for 0.6% of traffic in the A1 and 0.1% of overall traffic in Brisa's network.

The purchase of the joint management of Auto-estradas do Atlântico will not give rise to a dominant position by Brisa likely jeopardize consumers' interests since both prices and quality are strongly regulated and controlled by the State.

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 44 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

The Competition Authority's decision threatens consumers' interests as it deprives them from the advantages of an integrated motorway network management and prevents consumers from fully benefiting from the skills and technological means which characterize the high quality services provided by Brisa.

The idea that it might exist a decrease in tariffs is non realistic both from the empirical point of view as from the economic point of view.

Brisa has a long record of innovation and voluntary use of new equipment, procedures and systems in terms of road safety, comfort, assistance and information and more recently, in terms of attendance, the direct beneficiaries of which are consumers. It is worth mentioning that in the past six years, Brisa reinvested 72% of its toll revenues in the development and improvement of the motorways under its concession.

This decision contradicts the policy in force for the road sector, questioning its congruity and consistency and consequently, the adequate development of the Portuguese road system. The consolidation of the sector is a given fact, whether under Brisa's or a foreign operator's leadership.